UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number 001-41188

ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 30, 2026, ADS-TEC ENERGY PLC (the “Company”) reported its financial and operational results as of and for the six months ended June 30, 2026. The Company’s unaudited interim condensed consolidated financial statements and related management’s discussion and analysis of financial condition and results of operations are attached as Exhibits 99.1 and 99.2 hereto, respectively.

This 6-K and the accompanying exhibits are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-262281, 333-276788, 333-284850) and Form S-8 (File No. 333-263153), including all amendments thereto, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2026, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements of Ads-Tec Energy as at and for the half year ended June 30, 2026.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2026	ADS-TEC ENERGY PLC

	By:	/s/ Thomas Speidel
	Name:	Thomas Speidel
	Title:	Chief Executive Officer

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